October 15, 2012

Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:    Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed July 27, 2012
File No. 001-16111

Dear Mr. Allegretto:

This letter sets forth the responses of Global Payments Inc. (the “Company”) to the comments of the staff of the Commission, dated September 18, 2012, with regard to the above referenced filing. Those comments requiring changes to our periodic disclosure will be reflected in our required filings as detailed below, starting with our Form 10-Q for the quarter ending November 30, 2012 and our Form 10-K for the year ending May 31, 2013.

For convenience, each staff comment is reprinted, numbered to correspond with the paragraph numbers assigned in the staff's letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended May 31, 2012

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

Fiscal Year Ended May 31, 2012 Compared to Fiscal Year Ended May 31, 2011, page 29

1.
Comment: In your first risk factor and elsewhere in your filing, you disclose that certain card networks removed you from their list of PCI DSS compliant service providers and that your failure or a delay in returning to the lists could have a material adverse effect on your business, financial condition and results of operations. Beginning with your next Form 10-Q, please expand your disclosure to quantify the impact of being removed from the PCI DSS list on revenue or other appropriate measure and to clarify narratively the impact of what it means not to be on the list of PCI DSS compliant service providers. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response: Our removal from certain card networks' lists of PCI DSS compliant service providers could mean that merchant customers, sales partners, or other third parties may cease using or referring our products and services. In addition, prospective merchant customers, sales partners, or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. Also, the card networks could refuse to allow us to process through their networks. We do not believe we can quantify the impact of our removal from the list of PCI DSS compliant service providers. We are not always made aware of the basis for the loss of a merchant or other contract, or the reasons new merchants, sales partners, or other third parties fail to select us as their service provider. To date, the impact on revenue of terminations that we can confirm relate to our removal from the lists has been immaterial. Also, the impact on revenue of merchants, sales partners, or other third parties who have failed to renew, terminated negotiations, or informed us they are not considering us at all, where we can confirm it is due to our removal from the lists, has been immaterial. Further, we have not observed any unexpected decreases in revenue since our initial disclosure of our removal from the lists. Accordingly, we do not believe that any future loss of revenue related to our removal from the lists of PCI DSS compliant service providers is reasonably likely to have a material impact on our results of operations, financial condition or liquidity. As stated in our disclosure in the Form 10-K, we continue to sign new merchants and process transactions for all of the card networks, and they have not curtailed our ability to do that.
We can clarify the potential impact of removal from the lists, and we propose to modify our disclosures in future filings to read as follows:
As a result of this event, certain card networks removed us from their list of PCI DSS compliant service providers. Our removal from certain networks' lists of PCI DSS compliant service providers could mean that existing merchant customers, sales partners, or other third parties may cease using or referring our products and services. Also, prospective merchant customers, sales partners, or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. To date, the impact on revenue of terminations that we can confirm related to our removal from the lists has been immaterial. Also the impact on revenue of merchants, sales partners, or other third parties who have failed to renew, terminated negotiations, or informed us they are not considering us at all, where we can confirm it is due to our removal from the lists, has been immaterial. We continue to process transactions worldwide through all of the card networks. We have hired a QSA to conduct an independent review of the PCI DSS compliance of our systems and are in the process of remediating our systems and processes where necessary. Once that review is complete, and we conclude the required remediation, we will work closely with the networks to return to the list of PCI DSS compliant service providers as quickly as possible. Our failure or a delay in returning to the list could have a material adverse effect on our business, financial condition and results of operations.

2.
Comment: Beginning with your next Form 10-Q, please also provide context around the potential unauthorized access to servers clarifying what you mean by “subset of the number of merchant applicants” and disclose the number of potentially-affected individuals or provide some measure to indicate the degree of exposure.

Response: We do not believe that we can quantify the number of affected individuals in any greater detail than to say it is limited to merchants in the U.S. We sent out notice of the potential unauthorized access to merchants in the database that provided such personal information, offering them credit insurance and credit reports at no charge to them. We believe the best measure of the degree of our exposure is the number of individuals who enroll in the credit insurance and credit report monitoring services that we have offered, which drives our cost to mitigate this particular issue. To date we have had 15,814 individuals respond and request the insurance and report. Of this total, 95% of the responses were received during the first sixty days after notification, and only 5% have been received in the ensuing forty five days. Our total cost, including notification, of providing credit insurance and credit monitoring to these individuals has been approximately $1 million to date, and we do not expect to incur significant additional costs. All of this leads us to the conclusion that it is highly unlikely that this potential access will have a material effect on our financial condition and results of operations.
In our future filings, we propose the following language in response to your comment:
The investigation also revealed potential unauthorized access to servers containing personal information collected from merchants who have applied for processing services. The merchants who could potentially be affected are limited to those based in the U.S. We cannot verify those potentially affected as it is unclear whether any information was exported; however, we notified potentially-affected individuals and made available credit monitoring and identity protection insurance at no cost to the individuals.

3.
Comment: Reference is made to the increase in the operating margin for your International Merchant Services Segment on page 32. Please explain to us what the pricing benefits were in the United Kingdom and the nature of the marketing fee true-up in Spain and expand your disclosure accordingly. Further, please tell us the amount of the true-up. You may want to use language that is more explanatory to the non-initiate in future filings.

Response: Pricing benefits in the United Kingdom relate primarily to changes to merchant discount rates that we made upon conversion of our merchant portfolio in the United Kingdom from HSBC's processing platform to our processing platform during the fourth quarter of our fiscal year ended May 31, 2011. Merchant discount rate is the amount, generally expressed as a flat amount per transaction plus a percentage of transaction value, that we charge a merchant to process a transaction. The conversion to our processing platform allows us more flexibility to set pricing at the transaction level so that our pricing more closely mirrors interchange charged by issuing banks, which varies depending on a number of transaction characteristics, such as the type of card presented. As a result, we are able to more consistently achieve our desired net revenue or “spread” on each transaction and on our overall processing volume on our processing platform as compared to HSBC's processing platform. This has resulted in increased operating margins for our business in the United Kingdom.
In future filings, to the extent we refer to pricing benefits in the United Kingdom, we will modify our disclosure to include language similar to the following:
The increase in operating margin in our International merchant services segment is due in part to pricing benefits in the United Kingdom arising from changes to merchant discount rates upon conversion of our merchant portfolio to our processing platform, which allows us to more closely align pricing with underlying transaction characteristics.

We conduct our merchant acquiring business in Spain through Comercia Global Payments Entidad de Pago, S.L. (“Comercia”). On December 20, 2010, we acquired a 51% controlling financial interest in Comercia from Caixa d'Estalvis I Pensions de Barcelona (“la Caixa”). In connection with our acquisition of Comercia, Comercia and la Caixa entered into a Marketing Alliance Agreement (“MAA”) pursuant to which la Caixa provides Comercia with sponsorship in certain payment networks (e.g., Visa and MasterCard), and refers merchants to Comercia for merchant acquiring services. Comercia sets pricing for merchant acquiring services and establishes minimum profitability thresholds. Historically, la Caixa was willing to accept lower profitability (and in some cases losses) on merchant acquiring services than would be acceptable to Comercia in cases in which a total business relationship, including commercial banking services and other services provided by la Caixa, was profitable. The MAA includes a pricing and subsidy provision by which la Caixa has agreed to pay a a marketing fee to Comercia to compensate Comercia for the difference between the rate that Comercia would ordinarily charge a merchant, and a lower rate historically charged by (in the case of existing merchants) or requested by (in the case of new merchants) la Caixa. The marketing fee true-up we referenced in our discussion of International merchant services operating margin represents the first payment made by la Caixa to Comercia pursuant to the pricing and subsidy provisions of the MAA. The amount of the payment was €2.6 million ($3.7 million US). The payment related to the period January 1, 2011 through May 31, 2011, the first five months of our ownership of Comercia and of the MAA. We did not accrue a receivable for the payment in fiscal 2011 because the amount of such payment was not fixed or determinable and therefore did not meet the criteria for revenue recognition established by SAB Topic 13. Accordingly, we referred to the payment received during the first quarter of our fiscal 2012 as a marketing fee “true-up”. In future filings, to the extent we refer to the marketing fee true up, we will expand our disclosure to include language similar to the following:
The increase in operating margin is partially attributable to a marketing fee true up in Spain, whereby la Caixa compensated us for favorable pricing terms extended to certain la Caixa customers during the initial phase of our marketing alliance agreement.

4.
Comment: Please help us understand why lower interchange expense due to the Durbin amendment had a positive effect on your revenues. While we understand the amounts paid to the banks for interchange expense decreased, please explain why there was not a corresponding decrease in revenues as we might expect if your illustrative card transaction on page 6 is similar for debit card transactions. In this regard, a sample debit card fee transaction may be useful to our understanding and supplement future discussions, similar to the one on page 6, of a credit card transaction.

Response: The economics of U.S. signature debit card transactions, which drive the revenue increase associate with the Durbin amendment, are substantially similar to those of credit card transactions as described in our illustrative card transaction on page 6. The amount that we bill a merchant for an individual transaction (i.e., the $2.00 in our example) is referred to as “gross discount” and is a function of the “merchant discount rate” that we negotiate with each merchant, and the transaction value. The revenue that we recognize is the gross discount less the interchange fee charged by the issuing bank (i.e., the $1.50 in our example). The merchant discount rate is generally expressed as a flat amount per transaction and a percentage of transaction value (2% in our example - our example excludes a flat amount per transaction for simplicity). We generally set pricing at the transaction level because interchange charged by issuing banks varies depending on a number of transaction characteristics, such as the type of card presented. For example, both interchange charged by issuing banks and the rates that we charge our merchants are generally lower for debit card transactions than for credit card transactions. This transaction level pricing, which varies by merchant based on our negotiations with each merchant, helps us to achieve our desired net revenue or “spread” on each transaction, on total transaction volume for a given merchant, and on our overall processing volume. Merchant discount rates and, accordingly, the amount that we charge for each individual transaction are subject to change periodically based on, among other factors, negotiations with merchants and changes in interchange rates announced from time to time by the card networks. We reduced the amount we charge a substantial portion of our merchant base for debit card transactions in response to the reduction in debit interchange rates mandated by the Durbin amendment. In some cases, reductions in merchant discount rates did not completely offset the reduction in debit interchange rates. In other cases, our analysis of merchant profitability indicated that spreads were already below our target profitability, and we elected not to reduce merchant discount rates. In total, debit interchange paid to issuing banks was reduced by more than the related reductions to gross discount. As a result, our revenues increased as a result of lower interchange expense due to the Durbin amendment.
In future filings we will modify our disclosures to clarify the relationship between gross discount, interchange expense, and net revenue. Specifically, we will modify our illustrative transaction example to read as follows:
As an illustration, on a $100.00 credit card transaction, the card issuer may fund the Member $98.50 after retaining approximately $1.50 referred to as an interchange fee or interchange expense. The card issuer seeks reimbursement of $100.00 from the cardholder in the cardholder's monthly credit card bill. The Member would, in turn, pay the merchant $100.00. The net settlement after this transaction would require Global Payments to advance the Member $1.50. After the end of the month, we would bill the merchant a percentage of the transaction, or discount, to cover the full amount of the interchange fee and our net revenue from the transaction. If our discount rate for the merchant in the above example was 2.00%, we would bill the merchant $2.00 at the end of the month for the transaction, reimburse ourselves for approximately $1.50 in interchange fees and retain $0.50 or 0.50% as our net revenue for the transaction. Discount rates vary based on negotiations with merchants and the economic characteristics of transactions. Interchange also varies based on the economic characteristics of individual transactions. Accordingly, our net revenue per transaction varies across our merchant base and is subject to change based on changes in discount rates and interchange rates. Our profit on the transaction reflects the revenue less operating expenses, including the network and systems cost to process the transaction (including assessments) and commissions paid to our sales force or ISO. Assessments are fees charged by Visa and MasterCard based on the dollar value of transactions processed through their networks.

Item 8 - Financial Statements and Supplementary Data, page 48

Note 1-Summary of Significant Accounting Policies

Correction of an error and change in accounting principle, page 56

5.
Comment: Your discussion suggests you changed your method of accounting for treasury stock transactions to the par value method. If our understanding is incorrect, please clarify it. If our understanding is correct, please advise what cost flow assumption you used to identify the net original issue proceeds to the cost of the shares repurchased in determining whether to debit retained earnings or credit additional paid-in capital. Tell us whether you believe such method should be disclosed to the extent it represents a choice between acceptable accounting methods.

Response: We changed our method of application of the par value method. Prior to June 1, 2011, we accounted for the retirement of repurchased shares by charging the entire cost to paid-in capital in accordance with Chapter 1B of ARB 43, paragraph 7, which states: “the difference between the purchase price and the stated value of a corporation's common stock purchased and retired should be reflected in capital surplus.” Our common stock has no stated (or par) value, therefore the entire cost was charged to capital surplus (paid-in capital). Effective June 1, 2011, we changed to a preferable method of accounting by allocating the cost of shares repurchased and retired between “capital surplus and retained earnings” as detailed in paragraph 7.a.i. of ARB 43 and currently stated in ASC 505-30-30-8:
30-8 When a corporation's stock is retired, or repurchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), an excess of repurchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of both of the following:
a. All additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue
b. The pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock.

We believe that this method is preferable because it more accurately reflects our paid-in capital balances by allocating the cost of the shares repurchased and retired to paid-in capital in proportion to paid-in capital associated with the original issuance of said shares. We also understand this method to be the staff's preference based on our review of the 1994 SEC training manual, which reads:
“The SEC has in several cases required retroactive adjustments of paid-in capital and retained earnings accounts where the excess of the cost over par value of the treasury stock had simply been charged against paid-in capital rather than allocated between paid-in capital and retained earnings.”
We used a last-in, first-out (“LIFO”) cost flow assumption to identify the net original issue proceeds to the cost of the shares repurchased in determining the allocation between paid-in capital and retained earnings.

Beginning with our Form 10-Q for the quarter ending November 30, 2012, we propose to modify our disclosure to include our cost flow assumption. We propose the language in the footnote to reflect the following:

We account for the retirement of repurchased shares using the par value method. Effective June 1, 2011, we elected to change our method of accounting under the par value method. We previously accounted for the retirement of repurchased shares by charging the entire cost to paid-in capital. Our new method of accounting allocates the cost of repurchased and retired shares between paid-in capital and retained earnings by comparing the price of shares repurchased to the original issue proceeds of those shares. When the repurchase price of the shares repurchased is greater than the original issue proceeds, the excess is charged to retained earnings. We use a last-in, first-out (“LIFO”) cost flow assumption to identify the original issue proceeds to the cost of the shares repurchased. We believe that this allocation method is preferable because it more accurately reflects our paid-in capital balances by allocating the cost of the shares repurchased and retired to paid-in capital in proportion to paid-in capital associated with the original issuance of said shares. We reflected the application of this new accounting method retrospectively by adjusting prior periods. This change is limited to an increase to the beginning balance of paid-in capital and a decrease to beginning balance of retained earnings of $29.6 million at May 31, 2011 and is reflected in our consolidated balance sheets and statements of changes in equity.

Reserve for operating losses, page 59

6.
Comment: Please help us understand the portion of your reserve for operating losses that represents a projection of future losses. Please explain to us in detail why this portion of the estimate represents an incurred liability as opposed to a liability whose existence is contingent upon events that will occur after the balance sheet date. In this regard, a detailed description of what is being estimated in the projection of future losses may be helpful to our understanding.

Response: The portion of our reserve for operating losses that represents a projection of future losses is our estimate of losses that we have incurred as of the balance sheet date, but have not yet been reported to us (“incurred but not reported” losses). In the normal course of processing credit card and debit card transactions for our merchant customers, transactions are subject to being reversed by the cardholder (“chargebacks”). The merchant customer is liable for such reversed charges; however, if we are unable to collect such funds from the merchant due to fraud, insolvency, bankruptcy or any other merchant-related reason, we may be liable for the resulting loss. Chargebacks occur for a variety of reasons, including fraud, failure to obtain proper authorization and failure to deliver goods or services. Issuers may allow cardholders up to 180 days to dispute such charges; however, we are typically notified of chargebacks within 90 days of the original transaction date. We attempt to collect such charges from our merchants, but in certain cases, including merchant fraud and bankruptcy, we are unable to collect. Accordingly, at each balance sheet date we are liable for invalid transactions for which we have not yet received chargeback notices and which we will not be able to recover from merchants (i.e., incurred but not reported losses). It is these incurred but not reported losses that are estimated in our projection of future losses. We recognize that the terminology “projection of future losses” may be confusing to readers. As such, we plan to modify our disclosure. In future filings, our disclosure will read as follows:

We account for our potential liability for the full amount of the operating losses discussed above as guarantees. We estimate the fair value of these guarantees by adding a fair value margin to our estimate of losses. This estimate of losses is comprised of estimated known losses and estimated incurred but not reported losses. Estimated known losses arise from specific instances of, for example, merchant bankruptcies, closures or fraud of which we are aware at the balance sheet date, but for which the ultimate amount of associated loss will not be determined until after the balance sheet date. Estimated known loss accruals are recorded when it is probable that we have incurred a loss and the loss is reasonably estimable. Estimated known losses are calculated at the merchant level based on chargebacks received to date, processed volume, and historical chargeback ratios. The estimate is reduced for any collateral that we hold. Accruals for estimated known losses are evaluated periodically and adjusted as appropriate based on actual loss experience. Incurred but not reported losses result from transactions that we process before the balance sheet date for which we have not yet received chargeback notification. We estimate incurred but not reported losses by applying historical loss ratios to our direct merchant credit card and signature debit card sales volumes processed, or processed volume. Historically, this estimation process has been materially accurate.

Note 3 - Business and Intangible Asset Acquisitions, page 64

Fiscal 2010, page 66

7.
Comment: Please explain to us in detail how the purchase of the LLP was treated for UK tax purposes. If the tax treatment was similar to a taxable acquisition in the US, please provide us with a summarization of the tax purchase price and whether there were any relative differences in the partial step up allocation under purchase accounting. To the extent any goodwill was recorded for tax purposes, please advise whether such goodwill is deductible and the tax mechanism or election for realizing any tax benefit related to such goodwill. Please advise how LLP's are treated under the UK tax scheme and how any deductible goodwill would result in a future tax benefit to the taxable corporate parent assuming the LLP is treated as a tax conduit under UK law. In this regard, please cite the specific UK statutory, regulatory or precedent authority for the deductibility of goodwill for corporate tax purposes on the LLP subsidiary. If there was any doubt as to the ability to realize such tax benefit of goodwill at the purchase date, please advise in detail your basis for recording a deferred tax benefit on an outside basis difference. Assuming there was no doubt regarding the initial realizability of the deferred tax asset, please explain to us whether you continued to believe it is more likely than not that the deferred tax asset for this basis difference in the LLP will be sustained and the time frame over which the deferred tax asset will reverse. In this regard, provide us the anticipated (actual) entries to reverse the deferred tax asset as the tax benefits were realized. If there was any doubt as to the ability to realize a tax deduction for goodwill at the purchase or some later date, please advise what consideration was given to no recognition of a deferred tax asset or, if subsequent to the purchase date, a full or partial valuation allowance on the deferred tax asset. Please be comprehensive in your answer as we may have further comment.

Response: Due to the number and technical nature of the issues raised in the staff's comment, we have broken the comment and our response into three sections. Each section of the comment is reprinted, followed by our response thereto.

Comment: Please explain to us in detail how the purchase of the LLP was treated for UK tax purposes. If the tax treatment was similar to a taxable acquisition in the US, please provide us with a summarization of the tax purchase price and whether there were any relative differences in the partial step up allocation under purchase accounting.

Response: The acquisitions of all the outstanding membership interests in HSBC Merchant Services, (the “LLP”) referenced in the comment above were treated in a manner similar to a taxable acquisition in the US. In a taxable transaction the acquirer records the tax bases of the assets acquired and liabilities assumed at their fair values based on the applicable tax law.
On June 30, 2008, we acquired, through a United Kingdom (“UK”) wholly owned corporate subsidiary Global Payments U.K. Ltd. (“GPUK”), a 51% controlling financial interest in HSBC Merchant Services, a UK partnership, from HSBC for a cash payment of approximately $440 million. We accounted for the transaction as a business combination using the purchase method described in SFAS No. 141, Business

Combinations, (FAS 141) prior to the Codification of US GAAP. The net assets acquired were primarily comprised of goodwill and identifiable intangible assets with finite lives. As of the date of the acquisition, our book basis and tax basis of the partnership investment was $440 million.
Consistent with the guidance included in ASC 350, acquired goodwill was not amortized for book purposes but identifiable intangibles with definite lives are being amortized to reflect the pattern in which the assets are being consumed. For UK tax purposes the transaction was treated as a taxable transaction and we have UK tax basis in the acquired assets. There were no significant differences between the amounts assigned to the net assets acquired for financial reporting or tax purposes.
On June 12, 2009, we acquired the remaining 49% interest of the LLP from HSBC for a cash payment of approximately $310 million. The acquisition of the remaining 49% interest was treated as an equity transaction under ASC 810-10-45-23 [SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51] because we controlled the LLP prior to this transaction. Accordingly, the book basis of the partnership interest was not stepped up for financial reporting purposes to reflect the Company's accumulated cost basis of $750 million. For tax purposes, however, we assumed HSBC's basis in the remaining 49% interest in the LLP of $330 million (based on the exchange rate at the time of the transaction). HSBC's tax basis exceeded our purchase price by $20 million due to a discount for lack of control inherent in our purchase of HSBC's 49% interest. The excess of the Company's tax basis in the LLP over its book basis results in a deferred tax asset (DTA) of approximately $90 million. The following table summarizes the purchase price (in millions) allocated to the assets acquired:

	Financial		Financial		Tax Basis in
	Reporting	UK	Reporting	UK	Excess of
	Basis	Tax	Basis	Tax	Financial
	6/30/2008	Basis	6/12/2009	Basis	Reporting
	Step 1	Step 1	Step 2	Step 2	Basis
Goodwill	$299	$299	$—	$222	$222
Identified intangible assets	132	132	—	100	100
Property and equipment	22	22	—	8	8
Assets acquired	453	453	—	330	330
Noncontrolling interest	(13)	(13)	—	—	—
Investment in HMS	$440	$440	$—	$330	$330

Investment in LLP	$440
Acquisition of NCI reflected as a
decrease within shareholders' equity	$310
Cash		$(750)
DTA - Tax over Book Basis in LLP	$90
LLC Outside Basis DTA recognized
within shareholders' equity		$(90)

We believe that measurement of deferred taxes related to an investment in a partnership should be based on the difference between the financial statement amount of the investment and its tax basis (the outside basis difference). Accordingly, deferred taxes are not determined based on the difference between the book and tax basis of the net assets within the partnership. We recognized the direct UK income tax effect of the June 2009 acquisition of the HSBC noncontrolling LLP interest within shareholders' equity as required by the guidance provided in ASC 740-20-45-11(c).
The circumstances giving rise to the deductible temporary difference are considered somewhat unique because we acquired a 100% ownership interest in a UK partnership in stages wherein the first 51% controlling interest was recognized and recorded under the provisions of FAS 141 and the second 49%

acquisition was recognized and recorded under the provisions of FAS 141R and FAS160. At the time of the acquisition of the initial 51% interest under FAS 141 we recorded the minority interest at its carryover basis which approximated $13 million although the implied fair value was well in excess of $300 million. FAS 141 R and FAS 160 provide no transition guidance to adjust the application of purchase accounting to the previous steps in a partial acquisition that occurred prior to the effective date of FAS 160. Consequently, even though the Company acquired 100% of the outstanding UK partnership interests within a twelve month period, the net assets of the partnership are not reflected for financial reporting purposes at their acquisition cost of $750 million or fair value at the time we acquired the original 51% interest or at the time we acquired the remaining 49% interest. Tax authorities respect the underlying economics of the transaction and the UK tax basis in the partnership units is established at $770 million while the book basis remains at $440 million which represents only the acquisition price paid to acquire the 51% controlling partnership interest.

In summary, a temporary difference exists whenever a basis difference is expected to result in taxable or deductible amounts when the reported amount of an asset or liability in the financial statements is recovered or settled, respectively. A temporary difference is a difference between the tax basis (determined under the tax law and taking into consideration the recognition and measurement model of ASC 740) of an asset or a liability and its reported amount in the statement of financial position that will result in taxable or deductible amounts in some future year(s) when the reported amounts of assets are recovered and the reported amounts of liabilities are settled. The tax over book basis difference attributed to the Company's investment in its UK partnership does not meet one of the available exceptions provided for in ASC 740-10-25-3. Once we determined it was appropriate to recognize the DTA, we evaluated the asset recorded for realizability. We believe it is more likely than not that the DTA recorded at each report date is realizable.

Comment: To the extent any goodwill was recorded for tax purposes, please advise whether such goodwill is deductible and the tax mechanism or election for realizing any tax benefit related to such goodwill. Please advise how LLP's are treated under the UK tax scheme and how any deductible goodwill would result in a future tax benefit to the taxable corporate parent assuming the LLP is treated as a tax conduit under UK law. In this regard, please cite the specific UK statutory, regulatory or precedent authority for the deductibility of goodwill for corporate tax purposes on the LLP subsidiary.

Response: Acquired goodwill may be tax deductible for UK corporation tax purposes under the law contained in Part 8 of the Corporation Tax Act 2009 (“CTA 09”).  The goodwill recorded on the balance sheet of the LLP in the 2008 transaction is not amortized for accounting purposes. The UK tax basis goodwill acquired in the 2008 and 2009 transactions is being amortized over a 25 year period. GPUK made an election under Section 730 CTA 09 to claim tax relief for 4% of the cost of goodwill per annum. The LLP is a pass-through entity pursuant to UK tax law and GPUK, our UK corporate subsidiary and the principal member of LLP, is taxed on its profits.  GPUK is therefore the beneficiary of the tax relief.
For UK tax purposes the company is deducting the amortization of intangible assets and goodwill created for tax purposes through the acquisition of the partnership interest. No benefit was reflected for deductions claimed in the 2008 through 2010 as-filed tax returns or the 2011 expected to-be-filed return because the amortization of the tax intangible assets including goodwill has been identified as an uncertain tax position.

Comment: If there was any doubt as to the ability to realize such tax benefit of goodwill at the purchase date, please advise in detail your basis for recording a deferred tax benefit on an outside basis difference. Assuming there was no doubt regarding the initial realizability of the deferred tax asset, please explain to us whether you continued to believe it is more likely than not that the deferred tax asset for this basis difference in the LLP will be sustained and the time frame over which the deferred tax asset will reverse. In this regard, provide us the anticipated (actual) entries to reverse the deferred tax asset as the tax benefits were realized. If there was any doubt as to the ability to realize a tax deduction for goodwill at the purchase or some later date, please advise what consideration was given to no recognition of a deferred tax asset or, if subsequent to the purchase date, a full or partial valuation allowance on the deferred tax asset. Please be comprehensive in your answer as we may have further comment.

Response: As discussed above, we have recorded a deferred tax asset for the excess of tax over book basis in the LLP investment. The excess of tax over book basis in the LLP meets the definition of a deductible temporary difference and has been reflected in the Company's financial statements. We evaluated at the acquisition date and on a continuous basis both positive and negative evidence to determine the recognized DTA is more-likely-than-not realizable. We have concluded that the DTA does not require a valuation allowance as we are not confronted with negative evidence in the form of continuing losses and are in fact profitable in the UK.
While we have concluded that the goodwill amortization deductions claimed in the UK as filed tax returns are not more-likely-than-not (“MLTN”) to be sustained we do expect the basis difference to close over a 29 year period rather than a 25 year period as would be the case if the uncertain tax position related to the amortization deduction was considered more likely than not to be sustained. The Company has claimed UK goodwill amortization deductions since 2008 and reflected the tax benefit received as an increase in the Company's liability for uncertain tax positions (e.g., no provision benefit has been recognized). The UK statute of limitations is now beginning to lapse on the earliest years in which the goodwill amortization deduction was claimed. As the statute of limitations lapses on the earliest years returns the Company will reverse the liability for uncertain tax positions and credit the deferred tax asset booked for the excess of tax over book basis in the LLP. Under the Company's LLP outside basis tax accounting treatment no provision benefit is recognized for the tax benefits received from tax goodwill and intangible asset amortization. If we ever conclude that a valuation allowance is needed it will be recognized as a provision expense and is not backwards traced through shareholders' equity.

To date the, recognition of the $62 million DTA attributable to goodwill amortizable for UK tax purposes has not closed even though the company has enjoyed the reduction in cash taxes otherwise payable pending lapse of the UK applicable statute of limitations. As a result, in evaluating the DTA for realization, we must evaluate whether the fair value of LLP remains in excess of its cost and tax basis or in the event the tax basis is in excess of the LLP fair value, identify and evaluate other sources of UK income of appropriate character and amount at the reporting date.

Under ASC 740, the recognition of a DTA for the excess of tax over book carrying value in the UK partnership is not dependent on whether or not the outside basis difference will flow through to the owner over time through future tax return amortization deductions. Specifically, ASC 740 guidance does not take into account the timing of when the DTA will reverse. As noted in ASC 740-10-25-20: “An assumption inherent in an entity's statement of financial position prepared in accordance with generally accepted accounting principles (GAAP) is that the reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, a difference between the tax basis of an asset or a liability and its reported amount in the statement of financial position will result in taxable or deductible amounts in some future year(s) when the reported amounts of assets are recovered and the reported amounts of liabilities are settled.” Although an entity might be able to delay a tax effect indefinitely, the ability to do so is not a factor in determining whether a temporary difference exists. Accordingly, our ability to sustain amortization deductions in our UK tax returns is not determinative of whether a DTA should be recognized for the excess of tax basis over reported amount of our investment in HMS.

In evaluating this DTA for realization under the assumptions (i) inherent in the ASC 740 accounting model, and (ii) consistent with our financial statement assertion that closure of the outside basis difference will not result from amortization of the LLP tax basis attributable to goodwill and certain identified intangible assets, we must consider recovery of our investment in LLP through an assumed sale at the reporting date, without regard to whether the sale is prudent or feasible or planned in the foreseeable future, in accordance with ASC 740-10-25-20. Accordingly, as long as the fair value of LLP is expected to equal or exceed our tax basis the DTA is considered more-likely-than-not realizable and no additional sources of future UK taxable income of appropriate character or amount are necessary to complete evaluation of the DTA for realization. At each annual reporting date since the acquisition of the noncontrolling interest, we have been able to demonstrate that the fair value of HMS is in excess of our related tax basis.

We have concluded that the DTA does not require a valuation allowance as we are not confronted with negative evidence in the form of continuing losses and are in fact profitable in the UK.

The deferred tax asset will begin reversing in FY 2015 as the 4 year statute of limitation begins to expire for each year a tax amortization deduction is taken on the UK tax return. There is no impact on effective tax rate over the period the deductions are taken on the return as the anticipated (actual) entries to reverse the deferred tax asset as the tax benefits are realized are illustrated below:

FY 2008-through 2011

Income taxes payable                4
Income tax expense                     4
Income tax expense                 4
Liability for uncertain tax position             4

Tax amortization is deducted on UK tax return and a liability for uncertain tax position is recognized,

FY 2012 - 2037

Income taxes payable                4
Income tax expense                     4
Income tax expense                 4
Liability for uncertain tax positions             4

Tax amortization is deducted on UK tax return and a liability for uncertain tax position is recognized,

Liability for uncertain tax positions        4
LLP - Deferred tax asset                    4

As explained above, the UK statute of limitations begins tolling in 2012 and will result in the extinguishment of the uncertain tax position liability recognized in 2008 and thereafter and closure of the tax over book basis in the LLP will occur.

In summary, the DTA for the UK tax over book basis in LLP was recognized in 2009 as a credit within shareholders' equity. The tax benefits received from amortization of the tax basis in LLP goodwill have been included as uncertain tax liabilities to date. As the UK applicable tax statutes of limitations toll, the liability for uncertain tax positions will be reversed and the LLP DTA credited.

Note 15 - Commitments and Contingencies, page 84

8.
Comment: We note your disclosure on page 11 that you are subject to regulation and oversight in certain EU member nations including the requirement that you maintain specified regulatory capital. Please tell us what consideration you gave to describing those regulatory capital requirements, including quantitative measures, and the actual or possible material effects of noncompliance.

Response: Our subsidiaries in the United Kingdom, Spain and Malta are licensed payment institutions that are subject to European Union Directive 2007/64/EC (the “Payment Services Directive”). These subsidiaries are subject to regulation and oversight in the applicable member state, which includes, among other things, the requirement to maintain specified regulatory capital. Failure to meet the capital requirement could cause us to lose our authorization to operate as a payment institution in the EU member states in which we conduct our business.
As of May 31, 2012, regulatory capital requirements among these three member states ranged from approximately 500,000 Euros to approximately 5 million Euros. As of May 31, 2012, such capital requirements totaled approximately $10 million and represented less than 1% of total Global Payments shareholders' equity and substantially less than 1% of total assets. For each entity, our actual capital was no less than twice the required amount. If necessary, we believe that we could readily prevent any capital shortfall by making additional contributions to any of these entities, as necessary. We considered disclosing these regulatory capital requirements in our Commitments and Contingencies footnote; however, we do not believe the capital requirements to be material and we view our risk of noncompliance as remote. We further believe that the likelihood that these capital requirements will have a significant impact on our liquidity is remote. Accordingly, we do not believe disclosure of these requirements beyond the discussion we have provided in the Business section of our 10-K is warranted at this time. We will continue to monitor our regulatory capital requirements and update our disclosures in future filings as appropriate.

Exhibit 18

9.
Comment: We note the exhibit incorporated by reference from your Form 10-Q dated February 28, 2006 refers to your change in date for your annual impairment test. We believe you intended to incorporate Exhibit 18 dated October 11, 2011 filed with your Form 10-Q for the quarter ended August 31, 2011. Please revise to provide a preferability letter relating to the change in the method of accounting for the retirement of repurchased shares. See Item 601 of Regulation S-K.

Response: On September 28, 2012, we filed a Form 10-K/A for the Fiscal Year Ended May 31, 2012. In that filing, we corrected Exhibit 18 to read as follows:

Preferability Letter from Independent Registered Public Accounting Firm dated October
11, 2011, filed as Exhibit 18 to the Registrant's Quarterly Report on Form 10-Q dated
August 31, 2011, File No. 001-16111 and incorporated herein by reference.

Exhibits 31.1 and 31.2

10.	Comment: Please revise to provide certifications for your report on Form 10-K. See Item 601 of Regulation S-K.

Response: On September 28, 2012, we filed a Form 10-K/A for the Fiscal Year Ended May 31, 2012. With that filing, we filed revised Exhibits 31.1, 31.2 and 32. Such revised exhibits represent certifications for our report on Form 10-K. We note that the original certifications manually signed by our Chief Executive Officer and our Chief Financial Officer appropriately referred to our Annual Report on Form 10-K. The errors in our originally filed certifications were the result of clerical errors in our filing process, not oversight by our certifying officers. We regret these errors and have taken steps to improve our filing process.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your constructive comments to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Should you, or any member of your team, wish to discuss these responses with me, please contact me at (770) 829 - 8492.

Sincerely,
GLOBAL PAYMENTS INC.
/s/ Daniel C. O'Keefe
Daniel C. O'Keefe
Senior Vice President and Chief Accounting Officer